WESTERN WIND ENERGY CORP.

632 Foster Avenue

Coquitlam, British Columbia V3J 2L7

NOTICE OF ANNUAL AND SPECIAL

GENERAL MEETING OF MEMBERS

TO BE HELD ON SEPTEMBER 25, 2006

TO: The Shareholders of WESTERN WIND ENERGY CORP.

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of Western Wind Energy Corp. (“Western Wind”) will be held in Vancouver, British Columbia, at the Four Seasons Hotel located at 791 West Georgia Street, on Monday, the 25th day of September 2006, at 9:00 o’clock in the morning, for the following purposes:

1.	To receive and consider the comparative financial statements of Western Wind for the fiscal year ended January 31, 2006, together with the report of the auditors thereon;

2.	To receive the report of the directors of Western Wind;

3.	To determine the number of directors to be elected to the board;

4.	To elect directors for the ensuing year or until their successors have been duly elected or appointed;

5.	To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

6.	To consider and, if thought advisable, to pass an ordinary resolution of Disinterested Shareholders approving the re-pricing of certain incentive stock options held by an insider;

7.	To consider and, if thought advisable, to pass an ordinary resolution of Disinterested Shareholders approving the creation of a control person;

8.	To consider and, if thought advisable, to pass an ordinary resolution of Disinterested Shareholders approving the Related Party Transaction;

9.	To consider and, if thought advisable, to approve an ordinary resolution of Disinterested Shareholders authorizing an increase in the number of shares issuable pursuant to Western Wind’s Stock Option Plan from 3,199,675 to the number equal to 20% of issued and outstanding common shares as at September 25, 2006;

10.	To consider and, if thought advisable, pass an ordinary resolution that authorizes the directors to refrain from implementing any of the shareholders’ resolutions set out in Schedule “A” to the Information Circular should they consider, in their sole discretion, that the implementation of such resolution(s) is not in the best interest of Western Wind; and

11.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular and a Form of Proxy.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the Form of Proxy. A proxy will not be valid unless it is dated and deposited by mail or hand at the office of Pacific Corporate Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED at Vancouver, British Columbia, this 25th day of August, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski, Chief Executive Officer